UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(D)

OF THE SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): September 24, 2023

Mercato Partners Acquisition Corporation

(Exact name of registrant as specified in its charter)

Delaware	001-41017	86-2230021
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

2750 E. Cottonwood Parkway Suite #500 Cottonwood Heights, Utah	84121
(Address of Principal Executive Offices)	(Zip Code)

(801) 220-0055

(Registrant’s telephone number, including area code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Units, each consisting of one share of Class A common stock and one-half of one warrant	MPRAU	The Nasdaq Stock Market LLC
Class A common stock, par value $0.0001 per share	MPRA	The Nasdaq Stock Market LLC
Warrants, each whole warrant exercisable for one share of Class A common stock at an exercise price of $11.50 per share	MPRAW	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.01	Entry into a Material Definitive Agreement.

As previously announced, on February 26, 2023, Mercato Partners Acquisition Corporation, a Delaware corporation (“Mercato”), entered into a business combination agreement (the “Business Combination Agreement”) by and among Mercato, Nvni Group Limited, an exempted company incorporated with limited liability in the Cayman Islands (“New Nuvini”), Nuvini Holdings Limited, an exempted company incorporated with limited liability in the Cayman Islands (“Nuvini”), and Nuvini Merger Sub, Inc., a Delaware corporation (“Merger Sub”). The Business Combination Agreement provides, among other things, that on the terms and subject to the conditions set forth therein, Nuvini shareholders will contribute (the “Contribution”) to New Nuvini all of the issued and outstanding ordinary shares, par value $0.00001 per share, of Nuvini (“Nuvini Ordinary Shares”) in exchange for newly issued ordinary shares, par value $0.00001 per share, of New Nuvini (“New Nuvini Ordinary Shares”) and (ii) Merger Sub will merge with and into Mercato, with Mercato surviving as a wholly-owned, indirect subsidiary of New Nuvini (the “Merger” and together with the Contribution and the other transactions contemplated by the Business Combination Agreement, the “Business Combination”). The closing of the Business Combination (the “Closing”) is conditioned upon the approval of the Business Combination Proposal and the Merger Proposal (each as defined in the Proxy Statement (as defined below)).

PIPE Subscription Agreements

On September 24, 2023, Mercato entered into separate subscription agreements (the “Subscription Agreements”) with certain investors (collectively, the “PIPE Investors”). Any reference herein to the “Subscription Agreements” are to be treated as a reference to each PIPE Investor’s separate agreement with Mercato and should be construed accordingly, and any action taken by a PIPE Investor should be construed as an action under its own respective agreement.

Pursuant to the Subscription Agreements, the PIPE Investors agreed to subscribe for and purchase, and Mercato agreed to issue and sell to the PIPE Investors, immediately prior to the Closing, an aggregate of 1,110,000 shares of Mercato Class A common stock, par value $0.0001 per share (“Mercato Common Stock”) for a purchase price of $10.00 per share, for aggregate gross proceeds of $11.1 million. At the Closing, all outstanding shares of Mercato Common Stock (including shares sold pursuant to the Subscription Agreements) will be exchanged for newly issued New Nuvini Ordinary Shares in accordance with the terms of the Business Combination Agreement.

A copy of the form of Subscription Agreement is filed herewith as Exhibit 10.1, and the foregoing description of the Subscription Agreements is qualified in its entirety by reference thereto.

Item 3.02.	Unregistered Sales of Equity Securities.

The disclosure set forth above in Item 1.01 of this Current Report on Form 8-K is incorporated by reference herein. The securities of Mercato that may be issued in connection with the Subscription Agreements will not be registered under the Securities Act of 1933, as amended (the “Securities Act”) in reliance on the exemption from registration provided by Section 4(a)(2) of the Securities Act.

Item 8.01.	Other Events.

Supplement to the Definitive Proxy Statement

On September 8, 2023, Mercato filed a definitive proxy statement (the “Proxy Statement”), for the solicitation of proxies in connection with a special meeting of Mercato’s stockholders to be held on September 28, 2023 (the “Special Meeting”) to consider and vote on the Business Combination Proposal and the Merger Proposal.

Mercato has determined to supplement the Proxy Statement (the “Proxy Supplement”) to provide updated information about Mercato’s entry into the Subscription Agreements, which will increase the number of shares of Mercato Common Stock that will be outstanding prior to the Closing and the number of New Nuvini Ordinary Shares issued in connection with the Business Combination. There is no change to the date, location, the September 1, 2023 record date (the “Record Date”), redemption deadline or any of the proposals to be acted upon at the Special Meeting.

Stockholders who have previously submitted their proxies or otherwise voted and who do not want to change their vote need not take any action. Stockholders as of the Record Date can vote, even if they have subsequently sold their shares. Stockholders who wish to withdraw their previously submitted redemption requests may do so prior to the Special Meeting by requesting that the transfer agent return such shares prior to the Special Meeting.

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A copy of the Proxy Supplement is filed herewith as Exhibit 99.1 and is incorporated herein by reference.

IMPORTANT NOTICES

Additional Information and Where to Find It

Mercato has filed with the Securities and Exchange Commission (“SEC”) the Proxy Statement in connection with the Special Meeting and, beginning on September 8, 2023, mailed the Proxy Statement and other relevant documents to its stockholders as of the Record Date. Mercato’s stockholders and other interested persons are advised to read the Proxy Statement and any other relevant documents that have been or will be filed with the SEC in connection with Mercato’s solicitation of proxies for the Special Meeting because these documents will contain important information about Mercato, the Business Combination and related matters. Stockholders may also obtain a free copy of the Proxy Statement, Proxy Supplement, as well as other relevant documents that have been or will be filed with the SEC, without charge, at the SEC’s website located at www.sec.gov.

Participants in the Solicitation

Mercato, New Nuvini and Nuvini, and their respective directors, executive officers, other members of management, and employees, under SEC rules, may be deemed participants in the solicitation of proxies of Mercato stockholders in connection with the Business Combination. Investors and security holders may obtain more detailed information regarding the names and interests in the Business Combination of the directors and officers of Mercato, New Nuvini and Nuvini in the Proxy Statement. Information about Mercato’s directors and executive officers is also available in Mercato’s filings with the SEC free of charge at www.sec.gov.

No Offer or Solicitation

This Current Report on Form 8-K shall not constitute an offer to sell or a solicitation of an offer to buy any securities, nor shall there be any sale of securities in any states or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act.

Item 9.01	Financial Statements and Exhibits.

(d) Exhibits:

Exhibit	Description

10.1	Form of Subscription Agreement, by and among Mercato Partners Acquisition Corporation and the investors signatory thereto.

99.1	Proxy Supplement, dated as of September 25, 2023.

104	Cover Page Interactive Data File (formatted as inline XBRL).

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: September 25, 2023

Mercato Partners Acquisition Corporation

/s/ Scott Klossner
Name: Scott Klossner
Title: Chief Financial Officer

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Exhibit 10.1

[FORM OF]

SUBSCRIPTION AGREEMENT

This SUBSCRIPTION AGREEMENT (this “Subscription Agreement”) is entered into on September ___, 2023, by and between Mercato Partners Acquisition Corporation, a Delaware corporation (the “Company”) and the undersigned subscriber (“Subscriber”).

WHEREAS, on February 26, 2023, Nvni Group Limited, an exempted company incorporated with limited liability in the Cayman Islands (“New Nuvini”), Nuvini Holdings Limited, an exempted company incorporated with limited liability in the Cayman Islands (“Nuvini”), Nuvini Merger Sub, Inc., a Delaware corporation (“Merger Sub”), and the Company, entered into a Business Combination Agreement (as may be amended from time to time, the “Business Combination Agreement”), pursuant to which, among other things, Nuvini shareholders will contribute (the “Contribution”) to New Nuvini all of the issued and outstanding ordinary shares, par value $0.00001 per share, of Nuvini in exchange for newly issued ordinary shares, par value $0.00001 per share, of New Nuvini and Merger Sub will merge with and into Mercato, with Mercato surviving as a wholly-owned, indirect subsidiary of New Nuvini (the “Merger” and together with the Contribution and the other transactions contemplated by the Business Combination Agreement, the “Transactions”);

WHEREAS, capitalized terms used but not defined herein shall have the respective meanings ascribed to such terms in the Business Combination Agreement;

WHEREAS, in connection with the Transactions, and prior to the Closing, Subscriber desires to subscribe for and purchase from the Company that number of shares of the Company’s Class A common stock, par value $0.0001 per share (the “Class A Common Shares”), set forth on the signature page hereto and as exchanged on a one-for-one basis into ordinary shares, par value $0.00001, of New Nuvini upon consummation of the Merger (the “Subscribed Shares”) for a purchase price of $10.00 per share (the “Per Share Price” and the aggregate of such Per Share Price for all Subscribed Shares being referred to herein as the “Purchase Price”), and the Company desires to issue and sell to Subscriber the Subscribed Shares in consideration of the payment of the Purchase Price by or on behalf of Subscriber to the Company; and

WHEREAS, on or about the date of this Subscription Agreement, the Company is entering into subscription agreements (the “Other Subscription Agreements” and together with this Subscription Agreement, the “Subscription Agreements”) with certain other investors (the “Other Subscribers”), severally and not jointly, in a form substantially similar to this Subscription Agreement, pursuant to which such Other Subscribers have agreed to purchase, inclusive of the Subscribed Shares, an aggregate amount of [ • ] Class A Common Shares on the closing date of the Transactions (the “Closing Date”).

NOW, THEREFORE, in consideration of the foregoing and the mutual representations, warranties and covenants, and subject to the conditions, herein contained, and intending to be legally bound hereby, the parties hereto hereby agree as follows:

Section 1. Subscription. Subject to the terms and conditions hereof, at the Closing (as defined below), Subscriber hereby agrees to subscribe for and purchase, and the Company hereby agrees to issue and sell to Subscriber, upon the payment of the Purchase Price, the Subscribed Shares (such subscription and issuance, the “Subscription”).

Section 2. Closing.

(a) The consummation of the Subscription contemplated hereby (the “Closing”) shall occur on the Closing Date, following the Contribution and immediately prior to or substantially concurrently with the consummation of the Merger.

(b) At least four (4) Business Days before the anticipated Closing Date, the Company shall deliver written notice to Subscriber (the “Closing Notice”) specifying (i) the anticipated Closing Date and (ii) the wire instructions for delivery of the Purchase Price to the Company. No later than two (2) Business Days prior to the anticipated Closing Date, Subscriber shall deliver the Purchase Price by wire transfer of United States dollars in immediately available funds to the account specified in the Closing Notice, such funds to be held in escrow by the Company or a third-party escrow provider selected by the Company until the Closing, and deliver to the Company such information as is reasonably requested in the Closing Notice in order for the Company (or New Nuvini, as successor in interest to the Company) to issue the Subscribed Shares to Subscriber, including, without limitation, the legal name of the person in whose name the Subscribed Shares are to be issued and a duly completed and executed Internal Revenue Service Form W-9 or appropriate Form W-8. Upon satisfaction (or, if applicable, waiver) of the conditions set forth in this Section 2, at the Closing (1) the Purchase Price shall be released from escrow automatically and without further action by the Company or Subscriber and (2) the Company (or New Nuvini, as successor in interest to the Company) shall deliver to Subscriber (A) the Subscribed Shares in book entry form, free and clear of any liens or other restrictions (other than any arising under applicable securities laws), in the name of Subscriber (or its nominee or custodian, as applicable, in accordance with its delivery instructions), and (B) as promptly as practicable (but not more than two (2) Business Days after the Closing), a copy of the records of New Nuvini’s transfer agent showing Subscriber (or such nominee or custodian, as applicable) as the owner of the Subscribed Shares on and as of the Closing Date. In the event that the consummation of the Transactions does not occur within two (2) Business Days after the anticipated Closing Date specified in the Closing Notice (the “Closing Outside Date”), unless otherwise agreed to in writing by the Company and Subscriber, the Company shall promptly (but in no event later than two (2) Business Days after the Closing Outside Date) cause the return of the funds so delivered by Subscriber by wire transfer in immediately available funds to the account specified by Subscriber, and any book entries shall be deemed cancelled. Notwithstanding such return or cancellation, (x) a failure to close on the anticipated Closing Date shall not, by itself, be deemed to be a failure of any of the conditions to Closing set forth in this Section 2 to be satisfied or waived on or prior to the Closing Date, and (y) unless and until this Subscription Agreement is terminated in accordance with Section 5 herein, Subscriber shall remain obligated (A) to redeliver funds following the Company’s delivery to Subscriber of a new Closing Notice in accordance with the terms thereof and (B) to consummate the Closing upon satisfaction of the conditions set forth in this Section 2. For the purposes of this Subscription Agreement, “Business Day” means any day other than a Saturday, Sunday or any other day on which commercial banks are required or authorized by law to close in New York, New York; provided that banks shall not be deemed to be authorized or obligated to be closed due to a “shelter-in-place,” “non-essential employee” or similar closure of physical branch locations at the direction of any governmental authority if such banks’ electronic funds transfer systems (including for wire transfers) are open for use by customers on such day.

(c) The Closing shall be subject to the satisfaction, or waiver in writing by each of the parties hereto, of the conditions that, on the Closing Date:

(i)

no suspension of the qualification of the offering or sale or trading of the Class A Common Shares shall have been initiated or, to the Company’s knowledge, threatened by the U.S. Securities and Exchange Commission (the “SEC” or the “Commission”) and be continuing, and the Subscribed Shares shall have been approved for listing on the Nasdaq Stock Market LLC (“Nasdaq”) or the New York Stock Exchange (“NYSE”), subject to official notice of issuance;

(ii)

all conditions precedent to the closing of the Transactions set forth in the Business Combination Agreement shall have been satisfied (as determined by the parties to the Business Combination Agreement) or waived (other than those conditions which, by their nature, are to be satisfied at the closing of the Transactions pursuant to the Business Combination Agreement or by the Closing itself, but subject to their satisfaction or valid waiver at the closing of the Transactions), and following the consummation of the Contribution, the closing of the additional Transactions shall occur substantially concurrently with or immediately following the Closing; and

(iii)

no court or applicable governmental authority shall have enacted, issued, promulgated, enforced or entered any judgment, order, law, rule or regulation (whether temporary, preliminary or permanent) which is then in effect and has the effect of making the consummation of the transactions contemplated hereby illegal or otherwise restraining or prohibiting consummation of the transactions contemplated hereby and no such court or governmental authority shall have instituted or threatened in writing a proceeding seeking to impose any such restraint or prohibition.

(d) In addition to the conditions set forth in Section 2(c), the obligation of the Company to consummate the Closing shall be subject to the satisfaction or waiver by the Company of the additional conditions that, on the Closing Date:

(i)

all representations and warranties of Subscriber contained in this Subscription Agreement shall be true and correct in all material respects (other than representations and warranties that are qualified as to materiality or Subscriber Material Adverse Effect (as defined below), which representations and warranties shall be true and correct in all respects) at and as of the Closing Date; and

(ii)

Subscriber shall have performed, satisfied or complied in all material respects with all covenants and agreements required by this Subscription Agreement to be performed, satisfied or complied with by it at or prior to the Closing.

(e) In addition to the conditions set forth in Section 2(c), the obligation of Subscriber to consummate the Closing shall be subject to the satisfaction or waiver in writing by Subscriber of the additional conditions that, on the Closing Date:

(i)

all representations and warranties of the Company contained in this Subscription Agreement shall be true and correct in all material respects (other than representations and warranties that are qualified as to materiality or Company Material Adverse Effect (as defined below), which representations and warranties shall be true and correct in all respects) at and as of the Closing Date (unless they specifically speak as of an earlier date, in which case they shall be true and correct in all material respects (other than representations and warranties that are qualified as to Company Material Adverse Effect, which representations and warranties shall be true and correct in all respects) as of such date);

(ii)

the Company shall have performed, satisfied or complied in all material respects with all covenants and agreements required by this Subscription Agreement to be performed, satisfied or complied with by it at or prior to the Closing; and

(iii)

the Business Combination Agreement (as it exists on the date of this Subscription Agreement) shall not have been amended, modified or waived by the Company in a manner that would reasonably be expected to materially adversely affect the economic benefits that Subscriber would reasonably expect to receive under this Subscription Agreement without having received Subscriber’s prior written consent.

(f) Prior to or at the Closing, Subscriber shall deliver all such other information as is reasonably requested by the Company in order for the Company to issue the Subscribed Shares to Subscriber.

Section 3. Company Representations and Warranties. The Company represents and warrants to Subscriber, as of the date of this Subscription Agreement and as of the Closing, that:

(a) The Company (i) is duly organized, validly existing and in good standing under the laws of its jurisdiction of incorporation, (ii) has the requisite power and authority to own, lease and operate its properties, to carry on its business as it is now being conducted and to enter into, deliver and perform its obligations under this Subscription Agreement, and (iii) is duly licensed or qualified to conduct its business and, if applicable, is in good standing under the laws of each jurisdiction (other than its jurisdiction of incorporation) in which the conduct of its business or the ownership of its properties or assets requires such license or qualification, except, with respect to the foregoing clause (iii), where the failure to be in good standing would not reasonably be expected to have a Company Material Adverse Effect. For purposes of this Subscription Agreement, a “Company Material Adverse Effect” means an event, change, development, occurrence, condition or effect which (1) would have, individually or in the aggregate, a material adverse effect on the business, financial condition, stockholders’ equity or results of operations of the Company and its subsidiaries, taken as a whole (after giving effect to the transactions hereunder and under the Business Combination Agreement), or (2) materially affects the validity of the Subscribed Shares or prevents or materially impairs the ability of the Company to timely perform its obligations under this Subscription Agreement or the Business Combination Agreement, including the issuance and sale of the Subscribed Shares.

(b) As of the Closing Date, the Subscribed Shares will be duly authorized and, when issued and delivered to Subscriber against full payment therefor in accordance with the terms of this Subscription Agreement, will be validly issued, fully paid and non-assessable, free and clear of any liens or other restrictions (other than any arising under applicable securities laws), and will not have been issued in violation of any preemptive or similar rights created under the Company’s organizational documents (as adopted on or prior to the Closing Date), by any contract to which the Company is a party or by which it is bound, or the laws of the State of Delaware.

(c) This Subscription Agreement, the Other Subscription Agreements, and the Business Combination Agreement (collectively, the “Transaction Documents”) have been duly authorized, executed and delivered by the Company, and assuming the due authorization, execution and delivery of the same by the respective counterparties, the Transaction Documents constitute the valid and legally binding obligation of the Company, enforceable against the Company in accordance with its terms, except as such enforceability may be limited by bankruptcy, insolvency, reorganization, moratorium and similar laws affecting creditors generally and by the availability of equitable remedies.

(d) The execution, delivery and performance of the Transaction Documents, the issuance and sale of the Subscribed Shares, and the compliance by the Company with all of the provisions of the Transaction Documents and the consummation of the transactions contemplated in any of them will not conflict with or result in a breach or violation of any of the terms or provisions of, or constitute a default under, or result in the creation or imposition of any lien, charge or encumbrance upon any of the property or assets of the Company pursuant to the terms of (i) any indenture, mortgage, deed of trust, loan agreement, lease, license or other agreement or instrument to which the Company is a party or by which the Company is bound or to which any of the property or assets of the Company is subject, in each case, that would reasonably be expected to have a Company Material Adverse Effect; (ii) the organizational documents of the Company; or (iii) any statute or any judgment, order, rule or regulation of any court or governmental agency or body having jurisdiction over the Company, or any of its properties that would reasonably be expected to have a Company Material Adverse Effect.

(e) Assuming the accuracy of the representations and warranties of Subscriber set forth in Section 4 of this Subscription Agreement, the Company is not required to obtain any consent, waiver, authorization or order of, give any notice to, or make any filing or registration with, any court or other federal, state, local or other governmental authority, self-regulatory organization (including Nasdaq or NYSE, as applicable) or other person in connection with the execution, delivery and performance of this Subscription Agreement (including, without limitation, the issuance of the Subscribed Shares), other than (i) filings required by applicable state securities laws, (ii) those required by the SEC or Nasdaq or NYSE, as applicable, including with respect to obtaining stockholder approval, (iii) those required to consummate the Transactions as provided under the Business Combination Agreement, (iv) the filing of notification under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, if applicable, and (v) any consent, waiver, authorization, order, notice, filing or registration the failure of which to make or obtain would not reasonably be expected to have a Company Material Adverse Effect.

(f) Assuming the accuracy of Subscriber’s representations and warranties set forth in Section 4 of this Subscription Agreement, no registration under the Securities Act of 1933, as amended (the “Securities Act”), is required for the offer and sale of the Subscribed Shares to Subscriber and the Subscribed Shares are not being offered in a manner involving a public offering under, or in a distribution in violation of, the Securities Act or any state securities laws. The Subscribed Shares are not being offered in a manner involving a public offering under, or in a distribution in violation of, the Securities Act or any state securities laws.

(g) The Subscribed Shares are not, and following the consummation of the Transactions and the Closing hereunder will not be, subject to any Transfer Restriction. The term “Transfer Restriction” means any condition to or restriction on the ability of Subscriber to pledge, sell, assign or otherwise transfer the Subscribed Shares under any organizational document, policy or agreement of, by or with the Company, but excluding the restrictions on transfer described in paragraph 4(e) of this Subscription Agreement with respect to the status of the Subscribed Shares as “restricted securities”.

(h) Neither the Company nor any person acting on its behalf has engaged or will engage in any form of general solicitation or general advertising (within the meaning of Regulation D) in connection with any offer or sale of the Subscribed Shares.

(i) The Company has not entered into any agreement or arrangement entitling any agent, broker, investment banker, financial advisor or other person to any broker’s or finder’s fee or any other commission or similar fee in connection with the transactions contemplated by this Subscription Agreement for which Subscriber could become liable.

(j) As of their respective dates, or, if amended, as of the date of the last such amendment, all forms, reports, statements, schedules, prospectuses, proxies, registration statements and other documents required to be filed by the Company with the SEC (the “SEC Reports”) complied in all material respects with the applicable requirements of the Securities Act and the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and the rules and regulations of the SEC promulgated thereunder, and none of the SEC Reports, when filed, contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading; provided, that notwithstanding anything to the contrary in this Section 3(j), no representation or warranty is made under this Section 3(j) as to the accounting treatment of the Company’s issued and outstanding warrants, or as to any deficiencies in disclosure (including with respect to accounting and disclosure controls) arising from the accounting treatment of such warrants as equity rather than liabilities in the Company’s financial statements. The financial statements of the Company included in the SEC Reports were prepared in accordance with generally accepted accounting principles in the United States, consistently applied, comply in all material respects with the rules and regulations of the SEC with respect thereto as in effect at the time of filing and fairly present in all material respects the financial position of the Company, as of and for the dates thereof and the results of operations and cash flows for the periods then ended, subject, in the case of unaudited statements, to normal, year-end audit adjustments and the absence of certain footnotes and other presentation items. Except as disclosed in the SEC Reports, the Company timely filed each report, statement, schedule, prospectus, and registration statement that the Company was required to file with the SEC since inception. A copy of each SEC Report is available to Subscriber via the SEC’s EDGAR system. There are no outstanding or unresolved comments in comment letters received by the Company from the staff of the Division of Corporation Finance of the SEC with respect to any of the SEC Reports.

(k) As of the date hereof, the issued and outstanding Class A Common Shares are registered pursuant to Section 12(b) of the Exchange Act, and listed for trading on Nasdaq under the symbol “MPRA.” There is no suit, action, proceeding or investigation pending or, to the knowledge of the Company, threatened against the Company by Nasdaq or the SEC, respectively, to prohibit or terminate the listing of the Class A Common Shares on Nasdaq or to deregister such shares under the Exchange Act, excluding, for purposes of clarity, the customary ongoing review by Nasdaq of the Company’s continued listing application in connection with the Transactions. The Company has not taken any action that is designed to terminate the registration of the Class A Common Shares under the Exchange Act or the listing of the Class A Common Shares on Nasdaq, and is in compliance in all material respects with the continued listing requirement of Nasdaq, except the Company may delist Class A Common Shares from Nasdaq in connection with the consummation of the Transactions.

(l) Other than the Other Subscription Agreements, the Business Combination Agreement and any other agreement contemplated by the Business Combination Agreement, the Company has not entered into any side letter or similar agreement or understanding with any Other Subscriber or any affiliate thereof or any other investor in connection with such Other Subscriber’s (considered with any such affiliate) or investor’s direct or indirect investment in the Company (other than any side letter or similar agreement relating to the transfer to any investor of (i) securities of the Company by existing securityholders of the Company, which may be effectuated as a forfeiture to the Company and reissuance, or (ii) securities to be issued to the direct or indirect securityholders of the Company pursuant to the Business Combination Agreement). Each Other Subscription Agreement reflects the same Per Share Price as this Subscription Agreement, and no Other Subscription Agreement includes terms and conditions (economic or otherwise) that are more advantageous in any material respect to any such Other Subscriber than Subscriber hereunder, other than terms particular to the regulatory requirements of such Other Subscriber or its affiliates or related funds that are mutual funds or are otherwise subject to regulations related to the timing of funding and the issuance of the related Class A Common Shares. The Other Subscription Agreements have not been and will not, without the prior written consent of Subscriber, be amended or modified in any material respect following the date of this Subscription Agreement. The Company and its affiliates shall not release any Other Subscriber (or any of its affiliates) under any Other Subscription Agreement from any of its material obligations thereunder or any other agreements (including side letters or similar agreements or understandings in respect thereof) with any Other Subscriber (or any of its affiliates) under any Other Subscription Agreement unless it offers a similar release to Subscriber with respect to any similar obligations it has hereunder.

(m) Except for such matters as have not had or would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, there is no (i) action, suit, claim or other proceeding, in each case by or before any governmental authority pending, or, to the knowledge of the Company, threatened against the Company or (ii) judgment, decree, injunction, ruling or order of any governmental entity or arbitrator outstanding against the Company.

(n) The Company is in compliance with all applicable laws, except where such noncompliance would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. The Company has not received any written communication from a governmental entity alleging that it is not in compliance with or is in default or violation of any applicable law, except where such noncompliance, default or violation would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect.

(o) (i) The Company, and, to the knowledge of the Company, the officers, directors, employees, and agents of the Company, in each case, acting on behalf of the Company, have been in compliance in all material respects with all applicable Anti-Corruption Laws (as herein defined), (ii) the Company has not been convicted of violating any Anti-Corruption Laws or, to the knowledge of the Company, subjected to any investigation by a governmental authority for violation of any applicable Anti-Corruption Laws, (iii) the Company has not conducted or initiated any internal investigation or made a voluntary, directed, or involuntary disclosure to any governmental authority regarding any alleged act or omission arising under or relating to any noncompliance with any Anti-Corruption Laws and (iv) the Company has not received any written notice or citation from a governmental authority for any actual or potential noncompliance with any applicable Anti-Corruption Laws. As used herein, “Anti-Corruption Laws” means any applicable laws relating to corruption and bribery, including the U.S. Foreign Corrupt Practices Act of 1977 (as amended), the UK Bribery Act 2010, and any similar law that prohibits bribery or corruption.

(p) The Company is not, and immediately after receipt of payment for the Subscribed Shares will not be, an “investment company” within the meaning of the Investment Company Act of 1940, as amended.

(q) As of the date of this Subscription Agreement, the authorized capital stock of the Company consists of (i) 1,000,000 shares of preferred stock, par value $0.0001 per share (the “Company Preferred Stock”) and (ii) 110,000,000 shares of common stock, including (1) 100,000,000 shares of Class A Common Shares, and (2) 10,000,000 shares of Class B common stock, par value $0.0001 per share (the “Class B Common Shares”). As of the date of this Subscription Agreement, (i) no shares of Company Preferred Stock are issued and outstanding, (ii) 9,696,362 Class A Common Shares are issued and outstanding, (iii) 354,001 Class B Common Shares are issued and outstanding, (iv) 11,500,000 redeemable warrants of the Company and 10,050,000 private placement warrants of the Company are outstanding and (v) $1.5 million of loans are outstanding that may be converted into warrants of the Company. As of the date of this Subscription Agreement, all (i) issued and outstanding Class A Common Shares and Class B Common Shares have been duly authorized and validly issued, are fully paid and are non-assessable and are not subject to preemptive rights and (ii) outstanding warrants of the Company have been duly authorized and validly issued, are fully paid and are not subject to preemptive rights. Except as set forth above and pursuant to the Other Subscription Agreements, the Business Combination Agreement and the other agreements and arrangements referred to in the Business Combination Agreement, as of the date hereof, there are no outstanding options, warrants or other rights to subscribe for, purchase or acquire from the Company any Class A Common Shares, Class B Common Shares or other equity interests in the Company, or securities convertible into or exchangeable or exercisable for such equity interests. As of the date hereof, the Company has no subsidiaries and does not own, directly or indirectly, interests or investments (whether equity or debt) in any person, whether incorporated or unincorporated. There are no stockholder agreements, voting trusts or other agreements or understandings to which the Company is a party or by which it is bound relating to the voting of any securities of the Company, as applicable, other than (A) as set forth in the SEC Reports and (B) as contemplated by the Business Combination Agreement. There are no securities or instruments issued by or to which the Company is a party containing anti-dilution or similar provisions that will be triggered by the issuance of (i) the Subscribed Shares or (ii) the Class A Common Shares to be issued pursuant to the Other Subscription Agreements, that have not been or will not be validly waived on or prior to the Closing Date, including such provisions in the shares of Class B Common Shares pursuant to the terms of the Company’s organizational documents (as amended as of the Closing Date).

Section 4. Subscriber Representations and Warranties. Subscriber represents and warrants to the Company that:

(a) If Subscriber is not a natural person, Subscriber (i) is duly organized, validly existing and in good standing under the laws of its jurisdiction of incorporation or formation, and (ii) has the requisite power and authority to enter into and perform its obligations under this Subscription Agreement. If Subscriber is a natural person, Subscriber has all the requisite legal capacity and authority to enter into and perform Subscriber’s obligations under this Subscription Agreement.

(b) This Subscription Agreement has been duly executed and delivered by Subscriber, and assuming the due authorization, execution and delivery of the same by the Company, this Subscription Agreement constitutes the valid and legally binding obligation of Subscriber, enforceable against Subscriber in accordance with its terms, except as such enforceability may be limited by bankruptcy, insolvency, reorganization, moratorium and similar laws affecting creditors generally and by the availability of equitable remedies.

(c) The execution and delivery of this Subscription Agreement, the purchase of the Subscribed Shares and the compliance by Subscriber with all of the provisions of this Subscription Agreement and the consummation of the transactions contemplated herein will not conflict with or result in a breach or violation of any of the terms or provisions of, or constitute a default under, or result in the creation or imposition of any lien, charge or encumbrance upon any of the property or assets of Subscriber pursuant to the terms of (i) any indenture, mortgage, deed of trust, loan agreement, lease, license or other agreement or instrument to which Subscriber is a party or by which Subscriber is bound or to which any of the property or assets of Subscriber is subject; (ii) the organizational documents of Subscriber; or (iii) any statute or any judgment, order, rule or regulation of any court or governmental agency or body, domestic or foreign, having jurisdiction over Subscriber or any of its properties that, in the case of clauses (i) and (iii), would reasonably be expected to have a Subscriber Material Adverse Effect. For purposes of this Subscription Agreement, a “Subscriber Material Adverse Effect” means an event, change, development, occurrence, condition or effect with respect to Subscriber that would reasonably be expected to have a material adverse effect on Subscriber’s ability to consummate the transactions contemplated hereby, including the purchase of the Subscribed Shares.

(d) Subscriber (i) is a “qualified institutional buyer” (as defined in Rule 144A under the Securities Act) or an “accredited investor” (within the meaning of Rule 501(a) under the Securities Act), in each case, satisfying the applicable requirements set forth on Annex A, (ii) is acquiring the Subscribed Shares only for its own account and not for the account of others, or if Subscriber is subscribing for the Subscribed Shares as a fiduciary or agent for one or more investor accounts, each owner of such account is a qualified institutional buyer or accredited investor (as the case may be) and Subscriber has full investment discretion with respect to each such account, and the full power and authority to make the acknowledgements, representations and agreements herein on behalf of each owner of each such account, and (iii) is not acquiring the Subscribed Shares with a view to, or for offer or sale in connection with, any distribution thereof in violation of the Securities Act (and shall provide the requested information on Annex A). Subscriber is not an entity formed for the specific purpose of acquiring the Subscribed Shares, unless such newly formed entity is an entity in which all of the investors are accredited investors. Subscriber is a sophisticated investor, experienced in investing in private equity transactions and capable of evaluating investment risks independently, both in general and with regard to all transactions and investment strategies involving a security or securities.

(e) Subscriber understands that the Subscribed Shares are being offered in a transaction not involving any public offering within the meaning of the Securities Act and that the initial offer and issuance of the Subscribed Shares have not been registered under the Securities Act.

(f) Subscriber understands and agrees that Subscriber is purchasing the Subscribed Shares directly from the Company. Subscriber further acknowledges that there have not been, and Subscriber hereby agrees that it is not relying on, any representations, warranties, covenants or agreements made to Subscriber by the Company, any of its respective affiliates or any control persons, officers, directors, employees, partners, agents or representatives, any other party to the Transactions or any other person or entity, expressly or by implication, other than those representations, warranties, covenants and agreements of the Company expressly set forth in this Subscription Agreement, and Subscriber hereby represents and warrants that it is relying exclusively on Subscriber’s own sources of information, investment analysis and due diligence (including professional advice such Subscriber deems appropriate) with respect to this offering of the Subscribed Shares, and the business, condition (financial and otherwise), management, operations, properties and prospects of the Company and Nuvini, including but not limited to all business, legal, regulatory, accounting, credit and tax matters.

(g) In making its decision to purchase the Subscribed Shares, Subscriber has relied solely upon independent investigation made by Subscriber and the Company’s representations and warranties in Section 3. Subscriber acknowledges and agrees that Subscriber has received such information as Subscriber deems necessary in order to make an investment decision with respect to the Subscribed Shares, including with respect to the Company and its subsidiaries and the Transactions. Subscriber represents and agrees that Subscriber and Subscriber’s professional advisor(s), if any, have had the full opportunity to ask such questions, receive such answers and obtain such information as Subscriber and its professional advisor(s), if any, have deemed necessary to make an investment decision with respect to the Subscribed Shares.

(h) Subscriber is able to fend for itself in the transactions contemplated herein, has such knowledge and experience in financial and business matters as to be capable of evaluating the merits and risks of our prospective investment in the Subscribed Shares and has the ability to bear the economic risks of its prospective investment and can afford the complete loss of such investment.

(i) Subscriber became aware of this offering of the Subscribed Shares solely by means of direct contact between Subscriber and the Company, Nuvini or their respective representatives or affiliates, and the Subscribed Shares were offered to Subscriber solely by direct contact between Subscriber and the Company, or their respective representatives or affiliates. Subscriber did not become aware of this offering of the Subscribed Shares, nor were the Subscribed Shares offered to Subscriber, by any other means. Subscriber acknowledges that the Company represents and warrants that the Subscribed Shares (i) were not offered by any form of general solicitation or general advertising and (ii) are not being offered in a manner involving a public offering under, or in a distribution in violation of, the Securities Act, or any state securities laws.

(j) Subscriber acknowledges that it is aware that there are substantial risks incident to the purchase and ownership of the Subscribed Shares. Subscriber has such knowledge and experience in financial and business matters as to be capable of evaluating the merits and risks of an investment in the Subscribed Shares, and Subscriber has had an opportunity to seek, and has sought, such accounting, legal, business and tax advice as Subscriber has considered necessary to make an informed investment decision. Subscriber acknowledges and agrees that none of the Company or any of its affiliates has provided any tax advice to Subscriber or made any representations or warranties or guarantees to Subscriber regarding the tax treatment of its investment in the Subscribed Shares.

(k) Subscriber has analyzed and considered the risks of an investment in the Subscribed Shares and determined that the Subscribed Shares are a suitable investment for Subscriber and that Subscriber is able at this time and in the foreseeable future to bear the economic risk of a total loss of Subscriber’s investment in the Company. Subscriber acknowledges specifically that a possibility of total loss exists.

(l) Subscriber understands and agrees that no federal or state agency has passed upon or endorsed the merits of the offering of the Subscribed Shares or made any findings or determination as to the fairness of this investment.

(m) Subscriber is not, and is not owned or controlled by or acting on behalf of (in connection with the Transactions), a Sanctioned Person. Subscriber is not a non-U.S. shell bank or providing banking services to a non-U.S. shell bank. Subscriber represents that if it is a financial institution subject to the Bank Secrecy Act (31 U.S.C. Section 5311 et seq.), as amended by the USA PATRIOT Act of 2001 and its implementing regulations (collectively, the “BSA/PATRIOT Act”), Subscriber maintains policies and procedures reasonably designed to comply with applicable obligations under the BSA/PATRIOT Act. Subscriber also represents that it maintains, to the extent required, either directly or through the use of a third-party administrator, policies and procedures reasonably designed for the screening of any investors against Sanctions-related lists of blocked or restricted persons and to ensure that the funds held by Subscriber and used to purchase the Subscribed Shares are derived from lawful activities. For purposes of this Subscription Agreement, “Sanctioned Person” means at any time any person or entity: (i) listed on any Sanctions-related list of designated or blocked or restricted persons; (ii) that is a national of, the government of, or any agency or instrumentality of the government of, or resident in, or organized under the laws of, a country or territory that is the target of comprehensive Sanctions from time to time; or (iii) owned or controlled by or acting on behalf of any of the foregoing. “Sanctions” means those trade, economic and financial sanctions laws, regulations, embargoes, and restrictive measures (in each case having the force of law) administered, enacted or enforced from time to time by (1) the United States (including without limitation the U.S. Department of the Treasury, Office of Foreign Assets Control, the U.S. Department of State, and the U.S. Department of Commerce), (2) the European Union and enforced by its member states, (3) the United Nations and (4) His Majesty’s Treasury.

(n) Subscriber is not currently (and at all times through Closing will refrain from being or becoming) a member of a “group” (within the meaning of Section 13(d)(3) or Section 14(d)(2) of the Exchange Act or any successor provision) acting for the purpose of acquiring, holding, voting or disposing of equity securities of the Company (within the meaning of Rule 13d-5(b)(1) under the Exchange Act).

(o) Subscriber will have sufficient immediately available funds to pay the Purchase Price pursuant to Section 2.

Section 5. Termination. This Subscription Agreement shall terminate and be void and of no further force and effect, and all rights and obligations of the parties hereunder shall terminate without any further liability on the part of any party in respect thereof, upon the earliest to occur of (a) such date and time as the Business Combination Agreement is terminated in accordance with its terms without being consummated, (b) upon the mutual written agreement of all parties hereto to terminate this Subscription Agreement, (c) if any of the conditions to Closing set forth in Section 2 of this Subscription Agreement are not satisfied on or prior to the Closing Date, or become incapable of being satisfied on or prior to the Closing Date, and, as a result thereof, the transactions contemplated by this Subscription Agreement are not consummated at the Closing, or (d) December 8, 2023, if the Closing has not occurred by such date and the terminating party’s breach was not the primary reason the Closing failed to occur by such date (the termination events described in clauses (a)–(c) above, collectively, the “Termination Events”); provided, that nothing herein will relieve any party from liability for any willful breach hereof prior to the time of termination or common law intentional fraud in the making of any representation or warranty hereunder, and each party will be entitled to any remedies at law or in equity to recover losses, liabilities or damages arising from such breach or fraud. The Company shall notify Subscriber of the termination of the Business Combination Agreement promptly after the termination thereof. Upon the occurrence of any Termination Event, except as set forth in the proviso to the first sentence of this Section 5, this Subscription Agreement shall be void and of no further effect and any portion of the Purchase Price paid by Subscriber to the Company in connection herewith shall promptly (and in any event within one (1) Business Day) following the Termination Event be returned to Subscriber.

Section 6. Trust Account Waiver. Subscriber hereby acknowledges that as described in the Company’s prospectus relating to its initial public offering dated November 3, 2021, the Company has established a trust account (the “Trust Account”) containing the proceeds of its initial public offering (the “IPO”) and from certain private placements occurring simultaneously with the IPO (including interest accrued from time to time thereon) for the benefit of the Company’s public stockholders and the underwriters of the IPO. For and in consideration of the Company entering into this Subscription Agreement, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, Subscriber hereby (a) agrees that it does not now and shall not at any time hereafter have any right, title, interest or claim of any kind in or to any assets held in the Trust Account or distributions therefrom, and shall not make any claim against the Trust Account (including any distributions therefrom), arising out of this Subscription Agreement regardless of whether such claim arises based on contract, tort, equity or any other theory of legal liability (any and all such claims are collectively referred to hereafter as the “Released Claims”), (b) irrevocably waives any Released Claims that it may have against the Trust Account (including any distributions therefrom) now or in the future as a result of, or arising out of, this Subscription Agreement and (c) agrees it will not seek recourse against the Trust Account with respect to any Released Claims; provided, however, that nothing in this Section 6 shall (x) serve to limit or prohibit Subscriber’s right to pursue a claim against the Company for legal relief against assets held outside the Trust Account (so long as such claim would not affect the Company’s ability to fulfill its obligation to effectuate any redemption right with respect to any securities of the Company), for specific performance or other equitable relief, (y) serve to limit or prohibit any claims that Subscriber may have in the future against the Company’s assets or funds that are not held in the Trust Account (including any funds that have been released from the Trust Account and any assets that have been purchased or acquired with any such funds) (so long as such claim would not affect the Company’s ability to fulfill its obligation to effectuate any redemption right with respect to any securities of the Company) or (z) be deemed to limit Subscriber’s right to distributions from the Trust Account in accordance with the Company’s amended and restated certificate of incorporation in respect of Class A Common Shares acquired by any means. Subscriber agrees and acknowledges that such irrevocable waiver is material to this Subscription Agreement and specifically relied upon by the Company and its affiliates to induce the Company to enter into this Subscription Agreement, and Subscriber further intends and understands such waiver to be valid, binding and enforceable against Subscriber and each of its affiliates under applicable law. To the extent Subscriber or any of its affiliates commences any action or proceeding based upon, in connection with, relating to or arising out of any matter relating to the Company or its representatives or affiliates, which proceeding seeks, in whole or in part, monetary relief against the Company or its representatives or affiliates, Subscriber hereby acknowledges and agrees that Subscriber’s and its affiliates’ sole remedy shall be against funds held outside of the Trust Account and that such claim shall not permit Subscriber or its affiliates (or any person claiming on any of their behalves or in lieu of any of them) to have any claim against the Trust Account (including any distributions therefrom) or any amounts contained therein.

Section 7. Miscellaneous.

(a) All notices, requests, demands, claims, and other communications hereunder shall be in writing. Any notice, request, demand, claim, or other communication hereunder shall be deemed duly given (i) when delivered personally to the recipient, (ii) when sent by electronic mail, on the date of transmission to such recipient (with no mail undeliverable or other rejection notice), (iii) one (1) Business Day after being sent to the recipient by reputable overnight courier service (charges prepaid), or (iv) four (4) Business Days after being mailed to the recipient by certified or registered mail, return receipt requested and postage prepaid, and, in each case, addressed to the intended recipient at its address or electronic mail address, as applicable, specified on the signature page hereof or to such electronic mail address or address as subsequently modified by written notice given in accordance with this Section 7(a).

(b) Subscriber acknowledges that the Company will rely on the acknowledgments, understandings, agreements, representations and warranties of Subscriber contained in this Subscription Agreement. Prior to the Closing, Subscriber agrees to promptly notify the Company if it becomes aware that any of the acknowledgments, understandings, agreements, representations and warranties of Subscriber set forth herein are no longer accurate in all material respects. Subscriber acknowledges and agrees that the purchase by Subscriber of Subscribed Shares from the Company will constitute a reaffirmation of the acknowledgments, understandings, agreements, representations and warranties herein (as modified by any such notice) by Subscriber as of the time of such purchase. The Company acknowledges that Subscriber will rely on the acknowledgments, understandings, agreements, representations and warranties of the Company contained in this Subscription Agreement.

(c) Each of the Company and Subscriber is irrevocably authorized to produce this Subscription Agreement or a copy hereof to any interested party in any administrative or legal proceeding or official inquiry with respect to the matters covered hereby.

(d) Each party shall pay all of its own expenses in connection with this Subscription Agreement and the transactions contemplated herein.

(e) Neither this Subscription Agreement nor any rights that may accrue to Subscriber hereunder (other than the Subscribed Shares acquired hereunder) may be transferred or assigned. Neither this Subscription Agreement nor any rights that may accrue to the Company hereunder may be transferred or assigned (provided, that, for the avoidance of doubt, the Company may transfer the Subscription Agreement and its rights hereunder solely in connection with the consummation of the Transactions and exclusively to another entity under the control of, or under common control with, the Company). Notwithstanding the foregoing, Subscriber may assign all or any portion of its rights and obligations under this Subscription Agreement to one or more of its affiliates or to other investment funds or accounts managed or advised by the investment manager who acts on behalf of Subscriber, or, with the Company’s prior written consent, to another person, provided that (i) such assignee(s) agrees in writing to be bound by the terms hereof, and upon such assignment by Subscriber, the assignee(s) shall become Subscriber hereunder and have the rights and obligations and be deemed to make the representations and warranties of Subscriber provided for herein to the extent of such assignment and (ii) no such assignment shall relieve Subscriber of its obligations hereunder if any such assignee fails to perform such obligations unless expressly agreed to in writing by the Company.

(f) All the agreements, representations and warranties made by each party hereto in this Subscription Agreement shall survive the Closing. For the avoidance of doubt, if for any reason the Closing does not occur prior to the consummation of the Transactions, all representations, warranties, covenants and agreements of the parties hereunder shall survive the consummation of the Transactions and remain in full force and effect.

(g) The Company may request from Subscriber such additional information as the Company may reasonably deem necessary to evaluate the eligibility of Subscriber to acquire the Subscribed Shares, and Subscriber shall provide such information as may be reasonably requested provided that the Company agrees to keep any such information provided by Subscriber confidential. Subscriber acknowledges that subject to the conditions set forth in Section 7(s), the Company may file a copy of this Subscription Agreement with the Commission as an exhibit to a report of the Company, or a registration statement or proxy statement of the Company.

(h) This Subscription Agreement may not be amended, modified or waived except by an instrument in writing, signed by each of the parties hereto.

(i) This Subscription Agreement constitutes the entire agreement, and supersedes all other prior agreements, understandings, representations and warranties, both written and oral, among the parties, with respect to the subject matter hereof.

(j) Except as otherwise provided herein (including the next sentence hereof), this Subscription Agreement is intended for the benefit of the parties hereto and their respective affiliates and their respective heirs, executors, administrators, successors, legal representatives, and permitted assigns and is not for the benefit of, nor may any provision hereof be enforced by, any other person. Except as set forth in Section 7(b), Section 7(c), Section 7(e), and this Section 7(j), this Subscription Agreement shall not confer any rights or remedies upon any person other than the parties hereto, and their respective successor and assigns, and the parties hereto acknowledge that such persons so referenced are third party beneficiaries of this Subscription Agreement for the purposes of, and to the extent of, the rights granted to them, if any, pursuant to the applicable provisions.

(k) The parties hereto acknowledge and agree that (i) this Subscription Agreement is being entered into in order to induce the Company to execute and deliver the Business Combination Agreement and (ii) irreparable damage would occur in the event that any of the provisions of this Subscription Agreement were not performed in accordance with their specific terms or were otherwise breached and that money or other legal remedies would not be an adequate remedy for such damage. It is accordingly agreed that the parties shall be entitled to equitable relief, including in the form of an injunction or injunctions to prevent breaches or threatened breaches of this Subscription Agreement and to enforce specifically the terms and provisions of this Subscription Agreement, this being in addition to any other remedy to which such party is entitled at law, in equity, in contract, in tort or otherwise. The parties hereto acknowledge and agree that the Company shall be entitled to specifically enforce Subscriber’s obligations to fund the Purchase Price and the provisions of the Subscription Agreement, in each case, on the terms and subject to the conditions set forth herein. The parties hereto further acknowledge and agree: (x) to waive any requirement for the security or posting of any bond in connection with any such equitable remedy; (y) not to assert that a remedy of specific enforcement pursuant to this Section 7(k) is unenforceable, invalid, contrary to applicable law or inequitable for any reason; and (z) to waive any defenses in any action for specific performance, including the defense that a remedy at law would be adequate.

(l) If any provision of this Subscription Agreement shall be invalid, illegal or unenforceable, the validity, legality or enforceability of the remaining provisions of this Subscription Agreement shall not in any way be affected or impaired thereby and shall continue in full force and effect.

(m) No failure or delay by a party hereto in exercising any right, power or remedy under this Subscription Agreement, and no course of dealing between the parties hereto, shall operate as a waiver of any such right, power or remedy of such party. No single or partial exercise of any right, power or remedy under this Subscription Agreement by a party hereto, nor any abandonment or discontinuance of steps to enforce any such right, power or remedy, shall preclude such party from any other or further exercise thereof or the exercise of any other right, power or remedy hereunder. The election of any remedy by a party hereto shall not constitute a waiver of the right of such party to pursue other available remedies. No notice to or demand on a party not expressly required under this Subscription Agreement shall entitle the party receiving such notice or demand to any other or further notice or demand in similar or other circumstances or constitute a waiver of the rights of the party giving such notice or demand to any other or further action in any circumstances without such notice or demand.

(n) This Subscription Agreement may be executed and delivered in one or more counterparts (including by facsimile or electronic mail or in .pdf) and by different parties in separate counterparts, with the same effect as if all parties hereto had signed the same document. All counterparts so executed and delivered shall be construed together and shall constitute one and the same agreement.

(o) This Subscription Agreement shall be governed by, and construed in accordance with, the laws of the State of New York, without regard to the principles of conflicts of laws that would otherwise require the application of the law of any other state.

(p) EACH PARTY AND ANY PERSON ASSERTING RIGHTS AS A THIRD PARTY BENEFICIARY HEREBY WAIVES ITS RESPECTIVE RIGHTS TO A TRIAL BY JURY OF ANY CLAIM OR CAUSE OF ACTION BASED UPON OR ARISING OUT OR RELATED TO THIS SUBSCRIPTION AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY IN ANY ACTION, PROCEEDING OR OTHER LITIGATION OF ANY TYPE BROUGHT BY ANY PARTY AGAINST ANY OTHER PARTY OR ANY AFFILIATE OF ANY OTHER SUCH PARTY, WHETHER WITH RESPECT TO CONTRACT CLAIMS, TORT CLAIMS OR OTHERWISE. THE PARTIES AGREE THAT ANY SUCH CLAIM OR CAUSE OF ACTION SHALL BE TRIED BY A COURT TRIAL WITHOUT A JURY. WITHOUT LIMITING THE FOREGOING, THE PARTIES FURTHER AGREE THAT THEIR RESPECTIVE RIGHT TO A TRIAL BY JURY IS WAIVED BY OPERATION OF THIS SECTION AS TO ANY ACTION, COUNTERCLAIM OR OTHER PROCEEDING WHICH SEEKS, IN WHOLE OR IN PART, TO CHALLENGE THE VALIDITY OR ENFORCEABILITY OF THIS SUBSCRIPTION AGREEMENT OR ANY PROVISION HEREOF. THIS WAIVER SHALL APPLY TO ANY SUBSEQUENT AMENDMENTS, RENEWALS, SUPPLEMENTS OR MODIFICATIONS TO THIS SUBSCRIPTION AGREEMENT.

(q) The parties agree that all disputes, legal actions, suits and proceedings arising out of or relating to this Subscription Agreement must be brought exclusively in the United States District Court for the Southern District of New York, the Supreme Court of the State of New York and the federal courts of the United States of America located in the State of New York (collectively the “Designated Courts”). Each party hereby consents and submits to the exclusive jurisdiction of the Designated Courts. No legal action, suit or proceeding with respect to this Subscription Agreement may be brought in any other forum. Each party hereby irrevocably waives all claims of immunity from jurisdiction, and any objection which such party may now or hereafter have to the laying of venue of any suit, action or proceeding in any Designated Court, including any right to object on the basis that any dispute, action, suit or proceeding brought in the Designated Courts has been brought in an improper or inconvenient forum or venue. Each of the parties also agrees that delivery of any process, summons, notice or document to a party hereof in compliance with Section 7(a) of this Subscription Agreement shall be effective service of process for any action, suit or proceeding in a Designated Court with respect to any matters to which the parties have submitted to jurisdiction as set forth above.

(r) This Subscription Agreement may only be enforced against, and any claim, action, suit or other legal proceeding based upon, arising out of, or related to this Subscription Agreement, or the negotiation, execution or performance of this Subscription Agreement, may only be brought against the entities that are expressly named as parties or third party beneficiaries hereto and then only with respect to the specific obligations set forth herein with respect to such party or third party beneficiary. No past, present or future director, officer, employee, incorporator, manager, member, partner, stockholder, affiliate, agent, attorney or other representative of any party hereto or of any affiliate of any party hereto, or any of their successors or permitted assigns, shall have any liability for any obligations or liabilities of any party hereto under this Subscription Agreement or for any claim, action, suit or other legal proceeding based on, in respect of or by reason of the transactions contemplated hereby.

(s) The Company shall, by 9:00 a.m., New York City time, on the first (1st) Business Day immediately following the date of this Subscription Agreement, issue one or more press releases or file with the Commission a Current Report on Form 8-K (collectively, the “Disclosure Document”) disclosing all material terms of the transactions contemplated hereby and any other material, nonpublic information regarding the Transactions, the Company, or Nuvini that the Company provided to Subscriber prior to the date hereof. Upon the issuance of the Disclosure Document, to the Company’s knowledge, Subscriber shall not be in possession of any material, nonpublic information received from the Company or any of its officers, directors, or employees or agents, and Subscriber shall no longer be subject to any confidentiality or similar obligations under any current agreement, whether written or oral with the Company or any of its respective affiliates in connection with the Transactions. Notwithstanding anything in this Subscription Agreement to the contrary, the Company (i) shall not publicly disclose the name of Subscriber or any of its affiliates or advisers, or include the name of Subscriber or any of its affiliates or advisers in any press release, investor presentations or marketing materials, without the prior written consent of Subscriber and (ii) shall not publicly disclose the name of Subscriber or any of its affiliates or advisers, or include the name of Subscriber or any of its affiliates or advisers in any filing with the Commission or any regulatory agency or trading market, without the prior written consent of Subscriber, except as required by the federal securities law, regulatory agency or under the regulations of Nasdaq or NYSE, as applicable, in which case the Company shall provide Subscriber with prior written notice of such disclosure permitted hereunder. Subscriber will promptly provide any information reasonably requested by the Company or any of its affiliates for any required regulatory application or filing to be made or required regulatory approval sought in connection with the Transactions (including filings with the Commission). Subscriber may disclose the name of the Company, Nuvini, and/or any other parties associated with the Subscription or Transactions and the terms of this Subscription Agreement, as required by federal securities laws and regulations, any regulatory agency, or under the regulations of Nasdaq or NYSE, as applicable, or otherwise to the extent consistent with Subscriber’s public filings and disclosures regarding similar transactions.

(t) The obligations of Subscriber under this Subscription Agreement are several and not joint with the obligations of any Other Subscriber or any other investor under the Other Subscription Agreements, and Subscriber shall not be responsible in any way for the performance of the obligations of any Other Subscriber under this Subscription Agreement or any Other Subscriber or other investor under the Other Subscription Agreements. The decision of Subscriber to purchase Subscribed Shares pursuant to this Subscription Agreement has been made by Subscriber independently of any Other Subscriber or any other investor and independently of any information, materials, statements or opinions as to the business, affairs, operations, assets, properties, liabilities, results of operations, condition (financial or otherwise) or prospects of the Company or any of its subsidiaries which may have been made or given by any Other Subscriber or investor or by any agent or employee of any Other Subscriber or investor, and neither Subscriber nor any of its agents or employees shall have any liability to any Other Subscriber or investor (or any other person) relating to or arising from any such information, materials, statements or opinions. Nothing contained herein or in any Other Subscription Agreement, and no action taken by Subscriber or investor pursuant hereto or thereto, shall be deemed to constitute Subscriber and Other Subscribers or other investors as a partnership, an association, a joint venture or any other kind of entity, or create a presumption that Subscriber and Other Subscribers or other investors are in any way acting in concert or as a group with respect to such obligations or the transactions contemplated by this Subscription Agreement and the Other Subscription Agreements. Subscriber acknowledges that no Other Subscriber has acted as agent for Subscriber in connection with making its investment hereunder and no Other Subscriber will be acting as agent of Subscriber in connection with monitoring its investment in the Subscribed Shares or enforcing its rights under this Subscription Agreement. Subscriber shall be entitled to independently protect and enforce its rights, including without limitation the rights arising out of this Subscription Agreement, and it shall not be necessary for any Other Subscriber or investor to be joined as an additional party in any proceeding for such purpose.

(u) Subscriber hereby acknowledges and agrees that it will not, nor will any person acting at Subscriber’s direction or pursuant to any understanding with Subscriber, directly or indirectly offer, sell, pledge, contract to sell, sell any option, engage in hedging activities or execute any “short sales” as defined in Rule 200 of Regulation SHO under the Exchange Act of the Subscribed Shares until the consummation of the Transactions (or such earlier termination of this Subscription Agreement in accordance with its terms). For the avoidance of doubt, this Section 7(u) shall not apply to any sale (including the exercise of any redemption right) of securities of the Company (i) held by Subscriber, its controlled affiliates or any person or entity acting on behalf of Subscriber or any of its controlled affiliates prior to the execution of this Subscription Agreement or (ii) purchased by Subscriber, its controlled affiliates or any person or entity acting on behalf of Subscriber or any of its controlled affiliates in open market transactions after the execution of this Subscription Agreement. Notwithstanding the foregoing, (1) nothing herein shall prohibit other entities under common management with Subscriber that have no knowledge of this Subscription Agreement or of Subscriber’s participation in the subscription (including Subscriber’s controlled affiliates and/or affiliates) from entering into any short sales and (2) in the case of a Subscriber that is a multi-managed investment vehicle whereby separate portfolio managers manage separate portions of such Subscriber’s assets and the portfolio managers have no knowledge of the investment decisions made by the portfolio managers managing other portions of such Subscriber’s assets, this Section 7(u) shall only apply with respect to the portion of assets managed by the portfolio manager that made the investment decision to purchase the Subscribed Shares covered by this Subscription Agreement.

(Signature pages follow)

IN WITNESS WHEREOF, each of the Company and Subscriber has executed or caused this Subscription Agreement to be executed by its duly authorized representative as of the date first set forth above.

MERCATO PARTNERS ACQUISITION CORPORATION

By:
Name:
Title:

Address for Notices:

Mercato Partners Acquisition Corporation 2750 E. Cottonwood Parkway, Suite #500
Cottonwood Heights, Utah 84121
ATTN: Scott Klossner
EMAIL: sklossner@mercatopartners.com

with a copy (not to constitute notice) to:

Latham & Watkins LLP 650 Town Center Drive, 20th Floor
Costa Mesa, CA 92626
ATTN: Drew Capurro
EMAIL: drew.capurro@lw.com

[Signature Page to Subscription Agreement]

SUBSCRIBER:

By:
Name:
Title:

Address for Notices:

ATTN:

EMAIL:

Name in which shares are to be registered:

Number of Subscribed Shares subscribed for:

Price Per Subscribed Share:		$10.00
Aggregate Purchase Price:	$

You must pay the Purchase Price by wire transfer of United States dollars in immediately available funds to the account of the Company specified by the Company in the Closing Notice.

[Signature Page to Subscription Agreement]

ANNEX A

ELIGIBILITY REPRESENTATIONS OF SUBSCRIBER

This page should be completed by Subscriber

and constitutes a part of the Subscription Agreement.

A. QUALIFIED INSTITUTIONAL BUYER STATUS

(Please check the applicable subparagraphs):

☐	We are a “qualified institutional buyer” (as defined in Rule 144A under the Securities Act (a “QIB”)).

OR

B. ACCREDITED INVESTOR STATUS

(Please check the applicable subparagraphs):

Rule 501(a), in relevant part, states that an “accredited investor” shall mean any person who comes within any of the below listed categories, or who the issuer reasonably believes comes within any of the below listed categories, at the time of the sale of the securities to that person. Subscriber has indicated, by marking and initialing the appropriate box below, the provision(s) below which apply to Subscriber and under which Subscriber accordingly qualifies as an “accredited investor.”

☐	Any bank, registered broker or dealer, insurance company, registered investment company, business development company, or small business investment company;

☐

Any employee benefit plan, within the meaning of the Employee Retirement Income Security Act of 1974, if a bank, insurance company, or registered investment adviser makes the investment decisions, or if the plan has total assets in excess of $5,000,000;

☐

Any organization described in Section 501(c)(3) of the Internal Revenue Code, corporation, similar business trust, or partnership, not formed for the specific purpose of acquiring the securities offered, with total assets in excess of $5,000,000;

☐	Any director, executive officer, or general partner of the Company or any director, executive officer, or general partner of a general partner of the Company;

☐

Any natural person whose individual net worth, or joint net worth with that person’s spouse or spousal equivalent, exceeds $1,000,000 (except as provided in Rule 501(a)(5)(i-ii) (e.g. primary residence shall not be included as an asset);

☐

Any natural person who had an individual income in excess of $200,000 in each of the two most recent years or joint income with that person’s spouse or spousal equivalent in excess of $300,000 in each of those years and has a reasonable expectation of reaching the same income level in the current year;

☐	Any trust with assets in excess of $5,000,000, not formed to acquire the securities offered, whose purchase is directed by a sophisticated person;

☐	Any entity in which all of the equity owners are accredited investors meeting one or more of the above tests;

☐	Any entity, of a type not listed above, not formed to acquire the securities offered, owning investments in excess of $5,000,000;

☐

Any natural person holding in good standing one or more professional certifications or designations or credentials from an accredited education institution that the Commission has designated as qualifying;

☐

Any “family office” with assets under management in excess of $5,000,000, not formed to acquire the securities offered, whose purchase is directed by a person with sufficient financial and business knowledge and experience; or

☐	Any “family client” whose prospective investment in the securities offered is directed by such “family office”.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14A

Proxy Statement Pursuant to Section 14(a) of

the Securities Exchange Act of 1934

Filed by the Registrant ☒

Filed by a Party other than the Registrant ☐

Check the appropriate box:

☐	Preliminary Proxy Statement

☐	Confidential, for Use of the Commission Only (as permitted by Rule 14a-6(e)(2))

☐	Definitive Proxy Statement

☒	Definitive Additional Materials

☐	Soliciting Material under §240.14a-12

Mercato Partners Acquisition Corporation

(Name of Registrant as Specified In Its Charter)

(Name of Person(s) Filing Proxy Statement, if other than the Registrant)

Payment of Filing Fee (Check the appropriate box):

☒	No fee required.

☐	Fee paid previously with preliminary materials.

☐	Fee computed on table in exhibit required by Item 25(b) per Exchange Act Rules 14a6(i)(1) and 0-11

SUPPLEMENT TO PROXY STATEMENT

OF

MERCATO PARTNERS ACQUISITION CORPORATION

Dated September 25, 2023

The following disclosures in this proxy supplement (the “Supplement”) supplement, and should be read in conjunction with, the disclosures contained in the definitive proxy statement (the “Definitive Proxy Statement”) of Mercato Partners Acquisition Corporation (“Mercato”), filed with the Securities and Exchange Commission (the “SEC”) on September 8, 2023, which in turn should be read in its entirety. To the extent the information set forth herein differs from or updates information contained in the Definitive Proxy Statement, the information set forth herein shall supersede or supplement the information in the Definitive Proxy Statement. All other information in the Definitive Proxy Statement remains unchanged. Terms used herein, unless otherwise defined, have the meanings set forth in the Definitive Proxy Statement.

As provided in the Definitive Proxy Statement, Mercato is seeking stockholder approval of, among other things, a business combination between Mercato and Nuvini Holdings Limited, an exempted company incorporated with limited liability in the Cayman Islands (“Nuvini”), (the “Business Combination Proposal”, as further described in the Definitive Proxy Statement) and the merger of Nuvini Merger Sub, Inc. with and into Mercato, with Mercato surviving as a wholly-owned, indirect subsidiary of Nvni Group Limited, an exempted company incorporated with limited liability in the Cayman Islands (“New Nuvini”), (the “Merger Proposal”, as further described in the Definitive Proxy Statement). The purpose of the following supplemental disclosures is to provide information about certain subscription arrangements that have been entered into in connection with the Business Combination and that will increase the number of shares of Mercato Class A Common Stock that will be issued immediately prior to the closing of the Business Combination and subsequently exchanged for newly issued New Nuvini Ordinary Shares in connection with the Business Combination.

DESCRIPTION OF NEW SUBSCRIPTION AGREEMENTS

PIPE Subscription Agreements

On September 24, 2023, Mercato entered into separate subscription agreements (the “Subscription Agreements”) with certain investors (collectively, the “PIPE Investors”). Any reference herein to the “Subscription Agreements” are to be treated as a reference to each PIPE Investor’s separate agreement with Mercato and should be construed accordingly, and any action taken by a PIPE Investor should be construed as an action under its own respective agreement.

Pursuant to the Subscription Agreements, the PIPE Investors agreed to subscribe for and purchase, and Mercato agreed to issue and sell to the PIPE Investors, immediately prior to the Closing, an aggregate of 1,110,000 shares of Mercato Class A common stock, par value $0.0001 per share (“Mercato Common Stock”) for a purchase price of $10.00 per share, for aggregate gross proceeds of $11.1 million. At the Closing, all outstanding shares of Mercato Common Stock (including shares sold pursuant to the Subscription Agreements) will be exchanged for newly issued New Nuvini Ordinary Shares in accordance with the terms of the Business Combination Agreement.

A copy of the form of Subscription Agreement is filed as Exhibit 10.1 to the Current Report on Form 8-K filed with the Securities and Exchange Commission (the “SEC”) by Mercato on the date hereof, and the foregoing description of the Subscription Agreements is qualified in its entirety by reference thereto.

IMPORTANT NOTICES

Additional Information and Where to Find It

Mercato has filed with the SEC the Definitive Proxy Statement in connection with the Special Meeting and, beginning on September 8, 2023, mailed the Definitive Proxy Statement and other relevant documents to its stockholders as of the September 1, 2023 record date. Mercato’s stockholders and other interested persons are advised to read the Definitive Proxy Statement and any other relevant documents that have been or will be filed with the SEC in connection with Mercato’s solicitation of proxies for the Special Meeting because these documents will contain important information about Mercato, the Business Combination and related matters. Stockholders may also obtain a free copy of the Definitive Proxy Statement, as well as other relevant documents that have been or will be filed with the SEC, without charge, at the SEC’s website located at www.sec.gov.

Participants in the Solicitation

Mercato, New Nuvini and Nuvini, and their respective directors, executive officers, other members of management, and employees, under SEC rules, may be deemed participants in the solicitation of proxies of Mercato stockholders in connection with the Business Combination. Investors and security holders may obtain more detailed information regarding the names and interests in the Business Combination of the directors and officers of Mercato, New Nuvini and Nuvini in the Definitive Proxy Statement. Information about Mercato’s directors and executive officers is also available in Mercato’s filings with the SEC free of charge at www.sec.gov.

No Offer or Solicitation

This Supplement shall not constitute an offer to sell or a solicitation of an offer to buy any securities, nor shall there be any sale of securities in any states or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act.